MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	Whiting Petroleum Corporation
Whiting USA Trust II

DATE:	January 30, 2012

RE:	Whiting USA Trust II	Whiting Petroleum Corporation
	Registration Statement on Form S-1	Registration Statement on Form S-3
	Filed on December 16, 2011	Filed on December 16, 2011
	File No. 333-178586	File No. 333-178586-01

This memorandum sets forth the responses of Whiting Petroleum Corporation (“Whiting”) and Whiting USA Trust II (the “Trust” and, collectively with Whiting, the “Registrants”) to the comments contained in letters, the first dated January 12, 2012 (the “January 12, 2012 Comments”) and the second dated January 20, 2012 (the “January 20, 2012 Comments”), of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement (the “Registration Statement”). For the convenience of the Staff, each of the Staff’s comments is repeated below in italics, and set forth below each such comment is the Registrants’ response.

RESPONSES TO JANUARY 12, 2012 COMMENTS

General

1.	You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

The Registrants acknowledge the Staff’s comment and have provided page references in responses to the comments below to direct the Staff to responsive disclosure in the prospectus. Additionally, the Registrants have revised the disclosure in the prospectus in all places to which a comment relates.

2.	In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure, and advise us regarding the status of your application to list on The New York Stock Exchange. If the information you provide may change prior to effectiveness of the registration statement, include brackets to indicate this.

The Registrants acknowledge the Staff’s comment and will fill in all blanks other than the information that Rule 430A permits the Registrants to omit in a future amendment to the Registration Statement. The Registrants also advise the Staff that a future amendment to the Registration Statement will include (i) full-year 2011 financial information, (ii) information regarding the hedges Whiting will enter into relating to the underlying properties, (iii) updated 2012 projected cash distribution amounts based on recent NYMEX prices and (iv) revised cash distribution sensitivity tables based on the revised information in items (ii) and (iii). Additionally, the Registrants advise the Staff that the Trust has received clearance from the New York Stock Exchange to submit a listing application and that the Trust intends to submit such application to the New York Stock Exchange this week.

3.	Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

The Registrants acknowledge the Staff’s comment and will ensure that the Staff receives a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements.

4.	Please provide us with all promotional and sales material prior to their use. Once we review the materials, we will need sufficient time to complete our review and may have additional comments.

The Registrants acknowledge the Staff’s comment and will provide all promotional and sales material so that the Staff has sufficient time to review the materials prior to their use.

5.	We continue to review your filing and comments from our engineer, if any, will be forthcoming in a future letter.

The Registrants’ responses to the Staff’s engineer comments are included below.

Prospectus Summary

6.	Please explain the reason for the prohibition on Whiting’s ability to enter into hedging arrangements covering the production from the underlying properties following the completion of this offering.

The Registrants note that the Trust, as a grantor trust, is not subject to federal or state income taxes but, instead, taxable income flows through the Trust to the Trust unitholders. A trust qualifying as a grantor trust is generally prohibited from varying or reinvesting its assets. As such, if Whiting had the ability to enter into additional hedging arrangements related to the underlying properties that would impact the Trust, then the Trust could be treated as constructively retaining the right to vary its assets. Such an outcome could result in the Trust losing its grantor trust status and the Trust being subject to the more complex and costly reporting requirements applicable to partnerships and perhaps entity-level federal and state taxes. To limit the potential for this outcome, the Registrants have limited Whiting’s ability to enter into hedging arrangements related to the underlying properties that would impact the Trust following the completion of the offering.

Summary of Estimated Proved Reserves, page 6

7.	We note your disclosure of 18,280 MBOE of proved reserves and the related footnote specifying that such volumes are attributable to the underlying properties. Please clarify if such volumes reflect 100% or the Trust’s 90% interest of the reserves attributable to the underlying properties.

The Registrants note that such volumes reflect 100% of volumes attributable to the underlying properties for the full economic life of the underlying properties. The Registrants have modified the related footnote to include such disclosure on page 7 of the prospectus.

8.	We note your disclosure on page 68 indicating that net proceeds are reduced for numerous cost and expenses including certain processing costs. Please tell us if all such costs are included in the calculation of projected cash distributions. In doing so, please clarify where each of the costs referenced on pages 68-69 are classified in the calculation of projected cash distributions on page 39.

The Registrants advise the Staff that not all of the costs and expenses in the prospectus on pages 72 and 73 are included in the calculation of projected cash distributions on page 41 of the prospectus. The Registrants describe below which costs listed on pages 72 and 73 of the prospectus are included in the calculation of projected cash distributions and their respective cost classifications, and which costs have been excluded from the projected cash distributions.

The following costs are included in “lease operating expenses”:

•	Estimated and accrued general property (ad valorem) taxes, as well as certain sales taxes not included in development costs;

•

Other costs and expenses related to expense-type workovers, operating and producing oil, natural gas and natural gas liquids, including allocated expenses such as labor, vehicle and travel costs and materials;

•

Costs or charges associated with gathering, treating and processing oil, natural gas and natural gas liquids (provided, however that any proceeds attributable to treatment or processing will offset such costs or charges, if any);

•	Costs paid pursuant to existing operating agreements, including producing overhead; and

•

To the extent Whiting is the operator of an underlying property and there is no operating agreement covering such underlying property, the overhead charges allocated by Whiting to such underlying property calculated in the same manner Whiting allocates overhead to other similarly owned property.

The following costs are included in “production taxes”:

•	Production, severance, excise and other similar taxes.

The following costs are included in “development costs”:

•	Development costs and liabilities of testing, drilling, completing, equipping and plugging back wells, as well as capital-type workovers and recompletions; and

•	Certain sales taxes.

The following costs have not been included in the calculation of projected cash distributions, as none of these costs are expected to be incurred during the 12 months ending December 31, 2012. However, such costs will be included as a reduction to gross proceeds and cash distributions if they are incurred in the future and therefore become applicable:

•	The aggregate amounts to be paid by Whiting upon settlement of the hedge contracts on a quarterly basis, as specified in the hedge contracts;

•	Any extraordinary taxes or windfall profits taxes that may be assessed in the future that are based on profits realized or prices received for production from the underlying properties;

•	Amounts previously included in gross proceeds but subsequently paid as a refund, interest or penalty; and

•

Amounts reserved at the option of Whiting for development expenditure projects, including well drilling, recompletion and workover costs, maintenance or operating expenses, which amounts will at no time exceed $2.0 million in the aggregate, and will be subject to the limitations described in the prospectus (provided that such costs shall not be debited from gross proceeds when actually incurred) (the Staff is advised that Whiting does not intend to establish such $2.0 million reserve during the 12 months ending December 31, 2012 or otherwise due to no known plans or needs for such funds).

The costs set out below have not been included in the calculation of projected cash distributions, as they are either insignificant or not applicable to the underlying properties. As a result, the Registrants have amended the Form of Conveyance and Assignment (the “conveyance”) so that these costs are no longer deducted from gross proceeds in determining the net proceeds attributable to the underlying properties pursuant to the terms of the conveyance, which is filed as Exhibit 10.1 to the Registration

Statement. The Registrants have also deleted the disclosure of the following costs items on page 72 and 73 of the prospectus as reducing gross proceeds in determining net proceeds:

•	Delay rentals, shut-in oil and natural gas payments, minimum royalty or other payments for drilling or deferring drilling;

•	All payments to mineral or landowners, such as royalties or other burdens against production attributable to Whiting’s interests in the underlying properties;

•	Gathering taxes;

•	Costs paid by a third party owner of an oil and natural gas property comprising the underlying properties under any joint operating agreement;

•	Any plugging and abandonment liabilities (net of any development costs for which a reserve had already been made to the extent such development costs are incurred during the computation period);

•	Costs estimated for recording the conveyances;

•	Costs estimated to record the termination and/or release of the conveyance;

•	Costs paid to the counterparty under the hedge contracts or to the persons that provide credit to maintain any hedge contracts, excluding any hedge settlement amounts; and

•	Costs and expenses for renewals or extensions of leases.

Historical Results of the Underlying Properties, page 8

9.	Please disclose here and in the corresponding section starting on page 45 the pro forma distributable income and distributable income per unit, as disclosed on page F-16.

The Registrants have included the requested disclosure on pages 9 and 49 of the prospectus.

Risk Factors, page 17

Risks associated with the production, gathering, transportation and sale of oil, natural gas and natural gas liquids could adversely affect cash distributions by the trust and the value of the trust units, page 19

10.	We note your disclosure in the above-captioned risk factor concerning accidents, your disclosure on page 25 concerning wastes resulting from operations at the underlying properties and your disclosure on pages 27 and 65 about the scrutiny of hydraulic fracturing. As such, please revise this risk factor to provide a cross-reference to your disclosure under “Hydraulic Fracturing” at page 61, that you do not have insurance policies in effect that are intended to provide coverage for losses solely related to hydraulic fracturing operations.

The Registrants have included the requested disclosure on page 20 of the prospectus.

Projected Cash Distributions, page 36

11.	With a view toward disclosure, provide us with a table that indicates what quarterly distributions would have been for the most recent four fiscal quarters, if this information is available or can be obtained, or for the most recent fiscal year. In this regard, we note the disclosure of the distributable income per unit on page F-16.

The Registrants have included the requested disclosure on pages 37 to 38 of the prospectus.

12.	Please clarify the meaning of this sentence found at the bottom of page 37: “This methodology is consistent with the requirements of the SEC for estimating oil, natural gas and natural gas liquids reserves and discounted present value of future net revenues attributable to the net profits interest, other than the use of NYMEX futures prices for oil and natural gas on December 9, 2011 rather than the use of the average of the first-day of-the month price for each month within the 12 months as required by the rules and regulations of the SEC.” It is unclear if you are taking the position that you have or have not complied with SEC requirements, and how.

The Registrants acknowledge the Staff’s comment and have deleted the noted disclosure because the Registrants believe such disclosure may cause confusion and is otherwise not material. The Registrants note that disclosure regarding the methodology utilized to prepare the projected cash distributions is described in detail on pages 39 to 40 of the prospectus.

Sensitivity of Projected Cash Distributions to Oil, Natural Gas and Natural Gas Liquids Production and Prices, page 42

13.	Taking into consideration your costless collar that will hedge approximately 50% of your anticipated oil production through December 31, 2014, please tells us how much oil and natural gas prices would need to fall for the estimated distributable income of the trust to be zero (i.e., for the trust’s expenses to be equal to or in excess of the trust’s revenues) for the period specified in the sensitivity table on page 43.

The Registrants note that hedges relating to the underlying properties are not yet in place. However, excluding the impact of any hedges, realized oil, natural gas, and natural gas liquids prices would need to fall approximately 60% below the forecasted oil, natural gas, and natural gas liquids prices for the projected cash distribution of the Trust to be zero in 2012. The Registrants also note that the hedges to be entered into, which will be described in a future amendment to the Registration Statement, will reduce sensitivity to price changes and therefore increase the amount prices would need to fall for the projected cash distribution of the Trust to be zero for 2012.

14.	Please provide sensitivity tables on a quarterly basis, consistent with your projected cash distributions presentation at page 39.

The Registrants have included the requested disclosure on pages 45 to 46 of the prospectus.

The Underlying Properties, page 44

Reserve Report, page 57

Proved Undeveloped Reserves, page 61

15.	In accordance with Item 1203(d) of Regulation S-K, please disclose whether or not there are material amounts of proved undeveloped reserves in individual fields that will remain undeveloped for five years or more after disclosure as proved undeveloped reserves.

The Registrants have included the requested disclosure on page 65 of the prospectus.

Computation of Net Proceeds, page 68

16.	Please clarify whether the net profits interests are burdened with the asset retirement costs and obligations of the underlying properties.

As discussed in the Registrants’ response to the Staff’s comment #8, the Registrants have amended the conveyance so that plugging and abandonment costs are no longer deducted from gross proceeds when determining net proceeds attributable to the underlying properties pursuant to the terms of the conveyance. As a result of this change, the net profits interests are no longer burdened with asset retirement costs and obligations of the underlying properties. Accordingly, on page 73 of the prospectus, the Registrants have deleted the disclosure that plugging and abandonment costs are deducted from gross proceeds in determining net proceeds and rather have included the following disclosure on page 73 of the prospectus:

“Plugging and abandonment liabilities relating to the underlying properties will not be deducted from the gross proceeds in determining net proceeds.”

Financial Statements of Underlying Properties, page F-2

Note 4 – Disclosures About Oil and Gas Activities (Unaudited), page F-5

17.	Please disclose why you have not included the effect of income taxes in your calculation of the standardized measure of future net cash flows from the underlying properties

The Registrants note that calculation of the standardized measure of future net cash flows from the underlying properties does not include the effect of income taxes because taxable income is passed through to the unitholders of the Trust. The Registrants have included such disclosure on page F-7 of the prospectus.

RESPONSES TO JANUARY 20, 2012 COMMENTS

Prospectus Summary, page 1

Major Producing Areas, page 3

1.	We note the statement, “The underlying properties are located in mature fields with established production profiles.” Please expand your presentation of proved reserves for each region to include the degree of depletion for these properties, i.e. the cumulative production divided by the sum of proved reserves and cumulative production.

The Registrants have included the requested disclosure in footnote 4 to the table on page 3 of the prospectus.

2.	Please expand the tabular disclosure - here and/or on page 52 - of the Trust’s year-end 2011 total proved reserves to present proved developed and proved undeveloped reserve figures for oil and natural gas as specified by Item 1202(a)(2) of Regulation S-K. You may include figures for natural gas liquids by footnote.

The Registrants have included the requested disclosure on page 3 of the prospectus.

3.	Please expand the disclosure of bench mark prices to include those for natural gas liquids. Also, please explain the sources of the $1.88 price premium for natural gas here and the $1.47 natural gas price premium on page 41.

The Registrants have included disclosure relating to benchmark prices of natural gas liquids on pages 3, 6, 42, 56 and 62.

The Registrants note that the premiums of $1.88 per one thousand standard cubic feet of natural gas (“Mcf”) and $1.47 per Mcf result from the fact that (i) several of the underlying properties’ oil fields produce rich, high British Thermal Unit (“Btu”) associated gas, and (ii) the point in the value chain where Whiting sells most of the underlying properties’ natural gas is the point at which it is unprocessed raw gas. The Henry Hub price for natural gas reflects the sales price of “dry gas” (which is essentially pure methane following the removal of other hydrocarbons and non-hydrocarbon contaminants). Raw gas (or “wet gas”) includes all natural gas liquids (“NGLs”) before they have been extracted by a gas processing plant, while dry gas (or “residue gas”) excludes NGLs that have been removed via plant processing. As a result, wet gas has a much higher Btu factor as compared to dry gas, and wet gas is therefore more valuable at the point of sale due to the ability of the purchaser to extract and sell NGLs therefrom. When Whiting receives payment from midstream purchasers for its raw gas sales, Whiting receives both residue gas and NGL revenue proceeds. These total revenue proceeds, for both residue gas and NGLs, are then applied to the raw gas volumes sold, which in turn yields a high gas price per Mcf. The gas volumes and gas revenues in the reserve report therefore mirror the way in which Whiting’s natural gas is actually sold and marketed in that the gas revenue incorporates a high gas price due to its rich Btu and NGL content. Accordingly, the average realized price per Mcf of natural gas reflected in the reserve report represents a premium to the average Henry Hub gas price.

Summary of Estimated Proved Reserves, page 6

4.	Please furnish to us on flash drive or compact disk the petroleum engineering reports you used as the basis for your December 31, 2011 disclosures of proved reserves attributable to the net profits interest. The report should include:

a)	One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties. Please ensure that the cumulative production figures are presented for each one-line listing;

b)	Total company summary income forecast schedules for each proved reserve category – as well as total proved - with proved developed segregated into producing and nonproducing properties;

c)	Individual income forecast(s) for the Keystone South and Rangely fields in the proved developed and proved undeveloped categories;

d)	Engineering exhibits (e.g. narratives, maps, rate/time plots, volumetric calculations, analogy well performance) for the Keystone South and Rangely fields. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

Please indicate your preferred method of return and direct these engineering items to:

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4628

Attn: Ronald M. Winfrey

The Registrants have furnished the reserve report and the other requested items to Ronald Winfrey in electronic format.

5.	Some of these comments request that you submit supplemental information. If you wish that we return these materials to you upon completion of our review, you must do so at the time that you furnish the materials. See Rule 418(b) under Regulation C. A pre-paid shipping voucher will greatly facilitate the return of your documents.

The Registrants have requested the return of supplemental information provided in response to the Staff’s comments. When the supplemental information was provided, a pre-paid shipping voucher was included.

Risk Factors, page 17

6.	Please amend your document to disclose the consequences of loss of hydrocarbon containment during drilling, transportation and processing.

In response to the Staff’s comment, the Registrants have included the following disclosure on page 20 of the prospectus:

“Also, drilling, production and transportation of hydrocarbons bear an inherent risk of loss of containment. Potential consequences include loss of reserves, loss of production, loss of economic value associated with the affected wellbore, contamination of soil, ground water, and surface water, as well as potential fines, penalties or damages associated with any of the foregoing consequences.”

Underlying Properties, page 44

Proved Reserves, page 59

7.	Please expand the year-end 2011 proved reserves table for the underlying properties to disclose reserve movements during 2011 as well as proved developed and proved undeveloped reserve volumes.

The Registrants acknowledge the Staff’s comment and note that the requested disclosure will be included in a future amendment to the Registration Statement in conjunction with disclosure of the underlying properties’ full year 2011 financial information, reserve quantity roll forward data and reserve movement disclosures in the F-pages of the prospectus.

Proved Undeveloped Reserves, page 61

8.	Please expand the discussion of the year-end 2010 proved undeveloped reserves to include the capital costs you incurred in converting 1,644 MMBOE from PUD to proved developed status. Additionally, discuss any other sources of change to your PUD reserves, including revisions, extensions and discoveries, acquisition/divestment and improved recovery. Refer to Item 1203 of Regulation S-K. Please also disclose the same required information pertinent to your YE 2011 PUD reserves.

The Registrants acknowledge the Staff’s comment and, as it relates to the requested disclosure for year-end 2010 proved undeveloped reserves, note such disclosure is on page 65 of the prospectus. Also, the Registrants note that there were no significant additional changes in the proved undeveloped reserve category related to revisions, extensions and discoveries, acquisition/divestment and improved recovery during 2010 other than as disclosed on page 65 of the prospectus. The Registrants further note that such information relating to year-end 2011 proved undeveloped reserves is not currently available, but will be provided in a future amendment to the Registration Statement.

Appendix A

9.	Please file a third party reserve engineering report that: discusses the assumptions, methods and procedures used in the estimation of proved reserves as required by Item 1202(a)(8)(iv) of Regulation S-K; presents the average adjusted pricing used to estimate proved reserves, the source and treatment of the production costs (including production overhead for operated properties) and capital costs employed as contemplated in Item 108(a)(8)(v).

The Registrants note that a revised summary of the third party reserve engineering report incorporating the requested disclosure has been provided as Appendix A to the prospectus.